Exhibit 99.2
CONSENT OF EXPERT
FILED BY SEDAR
May 15, 2008
British Columbia Securities Commission (Principal Regulator)
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut
Re:	Report Entitled “Pueblo Viejo Gold Project, Dominican Republic, Technical Report, Goldcorp Inc.” effective date May 01, 2008
Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Murray (Guy) Butcher, MAusIMM, Group Metallurgist of Goldcorp Inc., to the public filing of the technical report entitled “Pueblo Viejo Gold Project, Dominican Republic, Technical Report, Goldcorp Inc.” effective date May 01, 2008 (the “Report”) and to extracts from, or a summary of, the Report in the written disclosure contained in Goldcorp Inc.’s annual information form for the financial year ended December 31, 2007 (the “AIF”) dated March 25, 2008.
I hereby confirm that I have read the written disclosure contained in the AIF and that it fairly and accurately represents the information in the Report that supports the disclosure.
Sincerely,
Murray (Guy) Butcher, MAusIMM
Group Metallurgist
Goldcorp Inc.